UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Click Commerce, Inc.
(Name of Subject Company)
Click Commerce, Inc.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
18681D 20 8
(CUSIP Number of Class of Securities)

John M. Tuhey
Vice President, General Counsel and Secretary
Click Commerce, Inc.
233 North Michigan Avenue, 22nd Floor
Chicago, Illinois 60601
(312) 482-9006
With a Copy to:
Mark A. Harris
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
(312) 372-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2006 (the “Schedule 14D-9”) by Click Commerce, Inc., a Delaware corporation (“Click Commerce”) relating to the offer by ITW Leap Corp., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Illinois Tool Works Inc., a Delaware corporation (“ITW”), to purchase all of the issued and outstanding common stock, par value $0.001 per share, of Click Commerce (the “Common Shares”) at a price of $22.75 per share (such price per share, or the highest price paid in the offer, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated September 18, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by ITW and the Purchaser with the SEC on September 18, 2006. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement and are incorporated into this Statement by reference. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the
Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under the heading “Regulatory Approvals”:
     “ITW, the Purchaser and Click Commerce received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the Offer and the Merger.”
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibit (filed herewith):
“(a)(6) Joint Press Release issued by the Company and ITW on October 16, 2006 announcing extension of expiration date of tender offer.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLICK COMMERCE, INC.
By:	/s/ John M. Tuhey
	Name:	John M. Tuhey
	Title:	Vice President, Secretary and General Counsel

Dated: October 16, 2006